

Kaplan Voekler
Cunningham & Frank PLC

November 13, 2013

<u>Via E-mail and Federal Express Overnight</u>

Stacie Gorman
Attorney-Advisor
Filer Desk
Mail Stop 3040
100 F Street, N.E.,
Washington, DC 20549

   Re: Allegiancy, LLC
      Amendment No. 3 to Offering Statement on Form 1-A
      Filed November 13, 2013
      File No. 024-10354

Dear Ms. Gorman:

   On behalf of Allegiancy, LLC, a Delaware limited liability company (the "Issuer"), I am submitting the following letter to the U.S. Securities and Exchange Commission (the "Commission") in response to the comment letter dated November 4, 2013 (the "Comment Letter") to the Issuer's Amendment No. 2 to its Offering Statement on Form 1-A filed on October 16, 2013 (the "Amended Offering Statement") received from the staff of the Division of Corporation Finance (the "Staff") of the Commission. Enclosed herewith for filing, please find seven copies of Amendment No. 3 to the Offering Statement ("Amendment No. 3"), which includes changes to reflect responses to the Staff's comments. For the Staff's ease of review, we have also provided seven additional copies of Amendment No. 3, each marked to show changes against the Amended Offering Statement.

<u>General</u>

1. *We note that throughout your offering statement you indicate that you are offering an indeterminate number of Class B Units. Please revise your disclosure as appropriate to identify an*

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amount of Class B Units being offered based on a reasonable good-faith estimate of the maximum amount of Class B Units that you will need to cover the conversions. Please refer to Securities Act Rules Compliance & Disclosure Interpretation Question 213.01. In addition, please revise your legal opinion as appropriate.

Issuer's Response:

In response to the Staff's comment, and upon review of Securities Act Rules Compliance & Disclosure Interpretation Question 213.01, the Issuer has indicated in Amendment No. 3 that it is seeking to qualify 999,994 Class B Units for issuance upon the exercise of the Issuer's right to convert its Class A Units to Class B Units on or after the fifth anniversary of the initial closing of the offering. Based upon the conversion formula set forth in Amendment No. 3, a market price of $10.00 per Class B Unit as of the conversion date would result in the issuance of two Class B Units for every Class A Unit being converted. With a maximum number of 499,997 Class A Units to be issued in the offering, a $10.00 market price of Class B Units as of the conversion date would result in 999,994 Class B Units being issued as a result of the conversion.

The Issuer believes that 999,994 is a good faith estimate of the maximum number of Class B Units that would be issued as a result of the conversion. The Issuer's board does not believe that it would exercise its right to convert if the market price for Class B Units were less than $10.00 per share; therefore the Issuer's board does not believe it would exercise its right to convert if the result were the issuance of more than two Class B Units per Class A Unit being converted.

The Issuer has also filed a revised legal opinion as an exhibit.

2.   *We note your response to comment 7 of our comment letter dated August 26, 2013. We also note your revisions throughout your offering statement to indicate that the offering will terminate on the later of the date which is 60 days after the date on which the minimum number of offered units is reached or January 31, 2014. However, because the minimum offering amount could be reached after January 31, 2014, this does not provide a definite date by which the offering will terminate. Please revise your disclosure throughout your offering statement to indicate a definite date by which the offering will terminate. In addition, please revise your disclosure in your "Summary of the Offering Circular" section to include disclosure regarding the offering termination date.*

Issuer's Response:

In response to the Staff's comment, the Issuer has revised its disclosure throughout Amendment No. 3 to indicate that: "This offering will terminate on March 31, 2014, provided that if we have received and accepted subscriptions for the minimum number of Offered Units on or before March 31, 2014, then this offering will terminate on the date which is sixty (60) days after the date on which the minimum number of Offered Units is reached."

Further, please see the Issuer's revised disclosure on page 10 setting forth disclosure on the offering termination date in the "Summary of the Offering Circular" section.

Part I — Notification, page ii

Item 1. Significant Parties, page ii

3.   *We note your response to comment 4 of our comment letter dated August 26, 2013. We note that for several entities you indicate that Stevens Sadler and Christopher Sadler "each, indirectly, have share voting and investment power with respect to one-half of the limited liability company interests." Please revise your disclosure to clarify whether Christopher Sadler and Stevens Sadler each exercise control over one-half of the limited liability company interests or whether they share control over one-half of the limited liability company interests. In addition, for the entities where both Stevens Sadler and Christopher Sadler control a portion of the voting and investment power, please revise to separately identify the percentage interest controlled by each.*

Issuer's Response:

In response to the Staff's comment, the Issuer has revised its disclosure in Item 1 of Part I.

Part II — Offering Circular, page i

Securities Offered, page 7

4.   *Please revise your disclosure here to disclose the number of authorized Class A Units.*

Issuer's Response:

In response to the Staff's comment, the Issuer has revised its disclosure on page 7.

No Reporting Requirements under the Exchange Act of 1934, page 10

5.   *We note your disclosure here and elsewhere that you do not intend to list the Class A Units on an exchange and that you do not anticipate a public market developing for your Class A Units. Please revise your disclosure throughout your offering statement to also discuss your intention with regard to the public market for your Class B Units, including whether you intend to list the Class B Units on an exchange and whether you anticipate a public market developing for your Class B Units.*

Issuer's Response:

In response to the Staff's comment, the Issuer has revised its disclosure on pages 11, 20 and 22.

We do not anticipate a public market developing and our Offered Units ... , page 18

6.   *We note your statement that "[s]ales of [y]our Offered Units may be made, subject to the foregoing transfer restrictions, in negotiated transactions that may be facilitated by [y]our dealer-manager." Please revise your disclosure to clarify, if true, that members are not required to sell Class A Units through your dealer-manager.*

Issuer's Response:

In response to the Staff's comment, the Issuer has revised its disclosure on pages 1, 20 and 43.

Marketing of Offered Units and Compensation of our Dealer-Manager . . . page 21

7.   *We note your disclosure regarding the right of first refusal of your dealer-manager. Please file as an exhibit to this offering statement the agreement containing this right of first refusal or tell us why you believe you are not required to file it. Please refer to Item 2(1) of Part III of Form 1-A.*

Issuer's Response

The Issuer and its dealer manager have agreed to include the right of first refusal in the Sales Agency Agreement. The revised form of the Sales Agency Agreement is attached as an exhibit to Amendment No. 3. The Sales Agency Agreement supersedes the engagement letter referenced in Amendment No. 2 and in the Staff's comment. The Issuer has revised its disclosure on page 23 to remove any reference to the engagement letter. The Issuer does not believe the engagement letter should be filed as an exhibit to the Offering Statement the engagement letter is a letter of intent that will be superseded by the Sales Agency Agreement.

Biographical Information, page 30

8.   *We note your disclosure on page 39 regarding the obligations of Messrs. Sadler to other entities. For example only, we note that Messrs. Sadler sponsor additional real estate investments through REVA Catalyst Manager, LLC. However, we note that the description of the business experiences of Messrs. Sadler starting on page 30 does not include a discussion of this experience. Please revise your disclosure as appropriate or advise.*

Issuer's Response

In response to the Staff's comment, the Issuer has revised the descriptions of the business experience of Messrs. Sadler on pages 32-33 to include their experience relative to the sponsorship of real estate investments.

Capitalization, page 35

9.   *We note your response to comment 18 of our comment letter dated August 26, 2013. Based on Item 10(b) of Offering Circular Model B of Form 1-A, we reissue this comment. Please revise your disclosure in the ownership tables to reflect the ownership of Stevens Sadler, Christopher Sadler and your directors and officers as a group to reflect their ownership interests by virtue of their relationships to Continuum Capital, LLC and Chesapeake Realty Advisors, LLC or advise. In addition, please revise the titles of Stevens Sadler and David Moore to reflect the additional manager appointments that have been made.*

Issuer's Response

In response to the Staff's comment, the Issuer has revised its disclosure on pages 37-38.

Contribution Agreement, page 38

10.   *We note your response to comment 2 of our comment letter dated August 26, 2013. We also note your disclosure regarding the closing conditions pursuant to the contribution agreement on page 38. Please revise your discussion to identify the referenced "obligations" of the contributor and you in connection with the contribution agreement. In addition, please discuss on page 38 and elsewhere in the offering statement the circumstances in which you would consider waiving the closing conditions to your obligation to close on the acquisition of RMA.*

Issuer's Response

In response to the Staff's comment, the Issuer has revised its disclosure on pages 6, and 39-40.

Allegiancy, LLC

Financial Statements and Independent Auditor's Report, page F-2

11.   *Please revise to include an updated consent from your independent accountant to the inclusion of its report, in your next amendment.*

Issuer's Response:

The Issuer has included an updated consent from our independent accountant to include their audit report dated November 12, 2013 as exhibit 10(a) to Amendment No. 3.

REVA Management Advisors, LLC

Historical Unaudited Financial Statements, page F-13

12.   *We have reviewed you revised financial statements, and note that your footnote disclosure is lacking key disclosures, including, but not limited to, disclosure of your accounting policy for revenue recognition, and disclosures related to debt, commitments and contingencies, and subsequent events. Please revise to present complete financial statements including the accompanying footnotes. Also, please clearly state in the footnotes, if true, that the financial statements are presented in accordance with US GAAP.*

Issuer's Response

In response to the Staff's comment, please see the revised historical financial statements of REVA Management Advisors, LLC included with Amendment No. 3.

13.   *Please update the financial statements of REVA Management Advisors, LLC and your pro forma statements.*

Issuer's Response:

In response to the Staff's comment, please see the revised historical financial statements of REVA Management Advisors, LLC and the revised pro forma statements of Allegiancy, LLC included with Amendment No. 3.

14. *We have reviewed your response to comment 27 of our comment letter dated August 26, 2013. Please provide us with a detailed analysis of your revenue recognition which addresses each of the indicators presented in ASC 605-45-45-4 through 605-45-45-23 in your response.*

Issuer's Response:

REVA Management Advisors, LLC (the "Company") provides services to property owners on a fee basis. The Company's contracts with its customers state that services may be subcontracted where appropriate or necessary. The Company does utilize subcontractors to provide certain management services including HVAC and mechanical services, legal services, landscaping services, janitorial services, property maintenance services, elevator maintenance services, tax appeal services, leasing services, facilities management services and more. The Company has evaluated ASC 605-45-45 and concluded that the Company's revenues should be recorded based on the fees billed to properties (gross basis) and costs incurred for subcontracted services should be recorded as expenses. The Company's evaluation consisted of the following:

- As the property manager for commercial real estate owners, the Company is the principal solely responsible for the fulfillment of all property management services, including those that are subcontracted. The Company is ultimately responsible for the transaction's fulfillment. As noted above, some of these services include HVAC, mechanical, landscaping, janitorial, leasing, property maintenance and others. The Company bills the property owners directly for these services, regardless of whether or not they are subcontracted. The Company receives the full contract value from the client before paying vendors for the subcontracted services provided. Per ASC 605-45-45-4, it is the Company's responsibility to ensure the fulfillment of the subcontracted services and the Company therefore has the risks and rewards of a principal in these transactions.
- Per ASC 605-45-45-7, the Company has separate contractual agreements with the subcontractors that provide these services. The Company is obligated to compensate for the individual subcontracted service regardless of whether the customer accepts that work. It is the Company's responsibility that the fulfillment of all property management services, whether subcontracted or not, meets customer expectations.
- The Company maintains total control of all pricing for its property management services, whether subcontracted or not. The Company establishes prices with its customers and then negotiates separate pricing for the subcontracted services with those providers. Per ASC 605-45-45-8, the Company has latitude in setting the price for property management services with its customers.

- The Company is responsible for the selection of suppliers/vendors for the property management services. The Company selects vendors at its own discretion based on price, timeliness and quality of the sub-contracted services. Per ASC 605-45-45-10, this fact illustrates that the Company is responsible for fulfillment and should record revenue gross based on the amount billed to the customer.

- As noted above, it is the Company's responsibility, as the property manager, to determine with its customers the nature, type, characteristics and specifications of the property management services that the Company provides and the fees for those services. The Company's contracts for these services are directly with its customers. It is the Company's responsibility, as the principal agent, to ensure the fulfillment of all services per their customer contracts, regardless of whether or not a certain service is subcontracted. Per ASC 605-45-45-11, these facts are an indicator that the Company is responsible for fulfillment and should record revenue gross based on the amount billed to a customer.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it to my office. For your convenience, I have included a self-addressed, stamped envelope.

Thank you for your continued cooperation. To the extent you have any questions or need further information, please do not hesitate to call me.

Very truly yours,



T. Rhys James

Enclosures
cc: Stevens M. Sadler (via electronic mail)
    Robert R. Kaplan, Jr., Esq. (via electronic mail)
    Christopher J. Lange, Esq. (via electronic mail)